UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

7th floor, Building 398, No. 1555 West
Jinshajiang Rd
Shanghai, China 201803

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2023	Xiao-I Corporation

	By:	/s/ Hui Yuan
		Name:	Hui Yuan
		Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Description of Document
99.1	Press Release, dated June 29, 2023
99.2	Press Release, dated June 29, 2023
99.3	Press Release, dated June 30, 2023

2